[MassMutual letterhead appears here]

December 7, 2015

Ms. Sally Samuel

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0506

Re:	Massachusetts Mutual Life Insurance Company

Massachusetts Mutual Variable Life Separate Account I

Strategic Group Variable Universal Life II

Pre-Effective Amendment No.1 on Form N-6

File Nos. 333-206438 and 811-08075

Dear Ms. Samuel:

Thank you for your comments provided via telephone on December 3, 2015 regarding the above-referenced filing. This letter provides our responses to the Staff’s comments:

Benefits of the Certificate

1.	Choice of Death Benefits Options. Please provide an additional explanation of the Minimum Death Benefit.

Response to Comment No. 1: We have added a sentence clarifying that the Minimum Death Benefit is the minimum amount of death benefit needed for a certificate to qualify as life insurance under Section 7702 of the Internal Revenue Code. Please see the marked language on page 7 of the attached pdf.

Risk of the Certificate

2.	Investment Risks. Please correct the typo in line 3.

Response to Comment No. 2: We have replaced the word “objections” with “objectives.” Please see the marked language on page 8 of the attached pdf.

Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

December 7, 2015

Fee Tables

3.	Transaction Fee Table: At the end of footnote 1, please include a cross-reference to the appropriate section in the prospectus.

Response to Comment No. 3: At the end of footnote 1, we have added a cross-reference to the “Transaction Charges” section of the prospectus. Please see the marked language on page 10 of the attached pdf.

4.	Periodic Charges Fee Table: (i) Please move the disclosure located at the bottom of the table relating to the Mortality and Expense Risk Charge to a footnote; and (ii) clarify that the reference in the second sentence to “All other monthly charges” refers to the Cost of Insurance Charges and any applicable Rider Charges.

Response to Comment No. 4:

(i) We have moved the disclosure relating to the Mortality and Expense Risk Charge to a footnote. Please see the marked language on page 10 of the attached pdf.

(ii) We have revised the second sentence in the footnote to clarify that the Cost of Insurance Charge and any applicable Rider Charges will be deducted from the GPA. Please see the marked language on page 10 of the attached pdf.

5.	Rider Charges Fee Table: Please clarify in the sentence preceding the table that the charges are incurred either at the time of election or as ongoing charges.

Response to Comment No. 5: We have revised the language to clarify that the rider charges will be incurred either at the time of election or as ongoing charges. Please see the marked language at the top of page 11 of the attached pdf.

Purchasing a Certificate

6.	Your Right to Return the Certificate: Please clarify the language in the second paragraph to reflect that the refund will be the “greater of” (i) premiums paid, plus interest, plus investment experience and (ii) where required by state law, all premiums paid, reduced by any loans or withdrawals.

Response to Comment No.6: We have revised the second paragraph of this section to clarify that “[T]he refund will equal the greater of:

•	any premium paid for the certificate (reduced by any loans or Withdrawals), plus interest credited to this certificate under the GPA, plus or minus an amount that

Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

December 7, 2015

reflects the investment experience of the Divisions you selected to the date this certificate is received by us; or

•	where required by state law, all premiums paid, reduced by any loans or Withdrawals.”

Please see the marked language on page 15 of the attached pdf.

Investment Choices - The Separate Account

7.	Addition, Removal, Closure or Substitution of Funds: In the seventh sentence of this section, please delete the phrase “to the extent required by applicable law.”

Response to Comment No. 7: We have deleted the phrase “to the extent required by applicable law” from the seventh sentence in this section. Please see the marked language on page 21 of the attached pdf.

Certificate Termination and Reinstatement

8.	Reinstatement: In the second paragraph of this section, please either clarify or remove the sentence stating that Certificate Debt is not reinstated.

Response to Comment No. 8: We have deleted this sentence. Please see the marked language on page 24 of the attached pdf.

Certificate Transactions

9.	Withdrawals: In the Withdrawals section, please add an example of how the withdrawal charge will be assessed.

Response to Comment No. 9: We have added an example that shows how the withdrawal charge is calculated. Please see the marked language on page 28 of the attached pdf.

10.	Withdrawals: In the last paragraph of the Withdrawals section, please clarify that the payment of Withdrawals will be delayed only if you are entitled to delay such payments pursuant to applicable law.

Response to Comment No. 10: We have added language clarifying that Withdrawal payments will be delayed only if we are entitled to delay such payments pursuant to applicable law. Please see the marked language on page 28 of the attached pdf.

Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

December 7, 2015

11.	Loans: In the 4th bullet of risks, please clarify that a loan will reduce the death benefit proceeds only if the loan is not repaid prior to death.

Response to Comment No. 11: We have revised the 4th bullet to clarify that a loan will reduce death benefit proceeds only if the loan is not repaid prior to death. Please see the marked language on page 29 of the attached pdf.

12.	Loans – Payment of Proceeds: In the last paragraph of the Payment of Proceeds section, please clarify that the payment of loan amounts will be delayed only if you are entitled to delay such payments pursuant to applicable law.

Response to Comment No. 12: We have added language clarifying that the payment of loan amounts will be delayed only if we are entitled to delay such payments pursuant to applicable law. Please see the marked language on page 29 of the attached pdf.

Death Benefit

13.	Minimum Death Benefit: Please clarify that the Insured’s Attained Age at the time of the death is the relevant age for determining the applicable Minimum Death Benefit Percentage.

Response to Comment No. 13: We have revised the language to clarify that the Insured’s Attained Age at the time of the death is the relevant age for determining the applicable Minimum Death

Benefit Percentage. Please see the marked language on page 30 of the attached pdf.

14.	Right to Change Selected Face Amounts: In the first paragraph, please clarify that any increases in the cost of insurance charge associated with an increase in selected face amounts will be subject to the maximum cost of insurance rates set forth in the Periodic Charges Fee Table.

Response to Comment No. 14: We have added language at the end of the third sentence clarifying that any increases in the cost of insurance charge associated with an increase in selected face amounts will be subject to the maximum cost of insurance rates set forth in the Periodic Charges Fee Table. Please see the marked language on page 32 of the attached pdf.

Sally Samuel

Senior Counsel

U.S. Securities and Exchange Commission

December 7, 2015

Other Benefits Available Under the Certificate

15.	Overloan Protection Rider: Please clarify that the Insured’s Attained Age at the time of exercise of the Overloan Protection Rider is the relevant age for determining the applicable percentage used to calculate the rider charge.

Response to Comment 15: We have revised the language to clarify that the Insured’s Attained Age at the time of exercise of the Overloan Protection Rider is the relevant age for determining the applicable percentage used to calculate the one-time rider charge. Please see the marked language on page 39 of the attached pdf.

Federal Income Tax Considerations

16.	Certificate Proceeds and Loans: In the last paragraph of this section, please clarify to whom the alternative minimum tax would apply if imposed on a certificate owned by a corporation or other business.

Response to Comment No. 16: We have confirmed with our tax counsel that, with respect to any certificate that is owned by a corporation, if the alternative minimum tax is imposed, the tax would be owed by the corporation. We have revised the language to clarify this. Please see the marked language on page 43 of the attached pdf.

Thank you again for your continuing attention to this filing. Once all outstanding comments are resolved, we will incorporate all of these revisions in a Pre-Effective Amendment to the Registration Statement along with an Acceleration Request. As part of the Acceleration Request, we will make the appropriate representations pursuant to the Staff’s press release dated June 24, 2004.

Please call me at (413) 744-6240 or e-mail me at gmurtagh@massmutual.com if you have any questions regarding this letter or if you need additional information to complete your review of this filing.

Sincerely,

/s/ Gary F. Murtagh

Gary F. Murtagh

Vice President and Senior Counsel

Massachusetts Mutual Life Insurance Company